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March 30, 2009

VIA EDGAR CORRESPONDENCE

Tricia Armelin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:                            Snap-on Incorporated
Commission File No. 1-7724
Staff Comments on 2008 Form 10-K and 2009 Annual Meeting Proxy Statement

Dear Ms. Armelin:

This letter confirms your exchange of voicemails with Martin M. Ellen of Snap-on Incorporated during the afternoon on March 27, 2009. In that exchange, Mr. Ellen stated that Snap-on would respond to the Staff comments included in the letter from John Hartz, dated March 26, 2009, by May 1, 2009.

Thank you for your consideration of and flexibility on this matter. If we have any specific questions as we complete Snap-on’s response, we will contact you. Additionally, please let me know if you have any questions of us.

Very truly yours,

QUARLES & BRADY LLP

/s/ Kenneth V. Hallett

Kenneth V. Hallett

cc:                                 Irwin M. Shur, Esq.
Vice President, General Counsel and Secretary – Snap-on Incorporated